UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 5, 2008
ARLINGTON TANKERS LTD.
(Exact Name of Registrant as Specified in Charter)

Bermuda (State or Other Jurisdiction of Incorporation)	001-32343 (Commission File Number)	98-0460376 (IRS Employer Identification No.)
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (441) 292-4456
Not applicable.
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Agreement.
Agreement and Plan of Merger and Amalgamation
On August 5, 2008, Arlington Tankers Ltd. (the “Company”) entered into a definitive Agreement and Plan of Merger and Amalgamation (the “Merger Agreement”) with General Maritime Corporation (“General Maritime”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Galileo Merger Corporation, a wholly-owned subsidiary of Galileo Holding Corporation (“New Parent”), a newly-formed subsidiary of the Company and General Maritime, will merge with and into General Maritime, with General Maritime continuing as the surviving corporation of such merger (the “Merger”), and the Company will amalgamate with Archer Amalgamation Limited, a wholly owned subsidiary of New Parent, with the resulting amalgamated company continuing as the surviving entity (the “Amalgamation”). As a result of the Merger and the Amalgamation: (i) the Company and General Maritime will each become a wholly-owned subsidiary of New Parent, which will be renamed “General Maritime Corporation”; and (ii) the Company’s stockholders will receive 1 share in New Parent for each Company share held, and General Maritime’s stockholders will receive 1.34 shares in New Parent for each General Maritime share held. Upon consummation of the transactions contemplated by the Merger Agreement, including the Merger and the Amalgamation, shareholders of the Company will hold approximately 27% of the outstanding common stock of New Parent and shareholders of General Maritime will hold approximately 73% of the outstanding common stock of New Parent. The Merger Agreement is subject to approval by the respective stockholders of the Company and General Maritime, required regulatory approvals, and certain other conditions. Although the transaction is expected to be completed by the end of the fourth quarter of 2008, there can be no assurance that the transaction will be completed during such timeframe, or at all.
The foregoing description of the Merger Agreement, the Merger and the Amalgamation does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, filed as Exhibit 2.1 hereto, which is incorporated herein by reference.
On August 6, 2008, the Company and General Maritime issued a joint press release announcing the transaction. A copy of this press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference except for the third, fourth, and eighth paragraphs thereof, which contain quoted remarks.

Item 3.03	Material Modification to Rights of Security Holders.
On August 5, 2008, prior to the execution of the Merger Agreement, the board of directors of Arlington approved an amendment (the “Rights Amendment”) to the Rights Agreement (the “Rights Agreement”), dated as of June 26, 2008, between Arlington and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights Amendment, among other things, renders the Rights Agreement inapplicable to the Amalgamation and the Merger. The Rights Amendment provides, among other things, that none of the approval, adoption, execution or delivery of the Merger Agreement, the performance by any party to the Merger Agreement of its obligations thereunder, or the consummation of the transactions contemplated by the Merger Agreement, will result in the rights becoming exercisable or in New Parent, Amalgamation Sub,

Merger Sub or any of their affiliates and associates being deemed an “Acquiring Person” under the Rights Agreement.
The foregoing description of the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Amendment, which is attached as Exhibit 4.1 hereto and is incorporated herein by reference.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in the view of the Company and General Maritime, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the transaction by General Maritime’s and the Company’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate General Maritime’s businesses with those of the Company in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs, including, without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company’s or General Maritime’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the combined company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company’s or General Maritime’s vessels; and other factors listed from time to time in the Company’s or General Maritime’s filings with the Securities and Exchange Commission, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of the Company, General Maritime, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the board of directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. The Company and General Maritime disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Report.

Important Additional Information About This Transaction Will Be Filed With The SEC
In connection with the proposed transaction, the Company and General Maritime will file with the SEC a Registration Statement on Form S-4 and the Company and General Maritime will file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully when it becomes available because it will contain important information about the Company, General Maritime, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus (when available) and other related documents filed by the Company and General Maritime with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus (when it is filed) and the other documents may also be obtained for free by accessing the Company’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
The Company and General Maritime, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding General Maritime’s directors and executive officers is contained in General Maritime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding the Company’s directors and executive officer is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Mr. Peter C. Georgiopoulos, currently the Chairman and Chief Executive Officer of General Maritime, will receive benefits from General Maritime in connection with the executive transition discussed in the Form 8-K filed by General Maritime on the date hereof and General Maritime intends to discuss with Edward Terino, currently the Chief Executive Officer, President, and Chief Financial Officer of the Company, a consulting arrangement for assistance in the post-closing transition period. Furthermore, the Board of Directors of the Company is contemplating an award of a bonus to Mr. Terino in the amount of $750,000 pursuant to the Company’s 2008 Bonus Plan. A more complete description of such arrangements will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Item 9.01.	Financial Statements and Exhibits.
(d)	Exhibits
                       See Exhibit Index attached hereto.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARLINGTON TANKERS LTD.
Date: August 6, 2008	By:	/s/ Edward Terino
Edward Terino
Chief Executive Officer, President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Amalgamation, by and among Arlington Tankers Ltd., Galileo Holding Corporation, Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Corporation, dated as of August 5, 2008.(1)

4.1	Amendment to Rights Agreement, dated as of August 5, 2008, by and between Arlington Tankers Ltd. and American Stock Transfer & Trust Company, LLC

99.1	Joint Press Release of Arlington Tankers Ltd. and General Maritime Corporation, issued on August 6, 2008.

(1)	Certain exhibits and schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of such exhibits or schedules to the SEC upon request.